EXHIBIT B

Glazer Capital Announces it has Voted AGAINST the Proposed Acquisition of QEP by Diamondback

Maintains its View That Merger Consideration Offered by Diamondback Continues to be Materially Inadequate

Strongly Urges QEP Shareholders Vote AGAINST the Acquisition of QEP by Diamondback

ISS in its Revised Recommendation Today Stated in Part That: "It is reasonably likely that if shareholders reject the transaction, QEP shares will rise above the value of the merger consideration"

NEW YORK, March 11, 2021 /PRNewswire/ -- Glazer Capital, LLC ("Glazer Capital" or "we"), a manager of investment funds and separate accounts that collectively beneficially own over 13,800,000 shares, or approximately 5.7% of the outstanding shares, of QEP Resources, Inc. (NYSE: QEP) ("QEP") common stock, today reiterated its call for its fellow QEP shareholders to reject the proposed acquisition (the "Diamondback Acquisition") of QEP by Diamondback Energy, Inc. (Nasdaq: FANG) ("Diamondback") at the special meeting of QEP stockholders scheduled to be held on March 16, 2021 (the "Special Meeting").

Glazer Capital applauds Institutional Shareholder Services Inc. ("ISS"), an independent proxy advisory firm, for its thoughtful reanalysis of its vote recommendation. Glazer Capital is gratified that ISS recognized the validity of Glazer Capital's analysis by revising its recommendation to that of "Cautionary," despite maintaining its original conclusion.

ISS stated, in part:

"QEP shares have historically been highly correlated with that peer set, and it is reasonably likely that if shareholders reject the transaction, QEP shares will rise above the value of the merger consideration. This dynamic creates a unique opportunity for shareholders to seek better transaction terms if they are willing to exit QEP now or if they prefer the higher risk / higher reward potential of standalone QEP."

Glazer Capital's analysis maintains that QEP shares are worth far more today than the merger consideration of 0.05 shares of Diamondback per QEP share. We believe that the current terms of the Diamondback Acquisition shortchange QEP shareholders due to the dramatic rise in valuations and share prices of exploration and production ("E&P") companies, particularly those with higher debt to equity ratios, since QEP and Diamondback signed their merger agreement. Glazer Capital highlights for QEP shareholders that the current offer by Diamondback potentially leaves $1.21 to $2.26 of value per QEP share on the table. The Diamondback offer was originally valued at a 1% premium to QEP's closing price on December 18, 2020, while Glazer Capital estimates that it now represents a discount of -22% to -35% to QEP's standalone value1.

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1 Security prices and data inputs utilized to calculate figures in this press release not otherwise cited are sourced from Bloomberg as of the close of business of March 10, 2021.

QEP's financial adviser, Evercore Group, selected six companies that it judged to have business characteristics similar to QEP. The current trading multiples of those six companies illustrate that QEP's standalone value today could range from $5.39 to $6.44.

Table 1:
Updated Public Company Trading Analysis Based on Evercore's Fairness Opinion

Market Data and Estimates as of 3/10/21	Enterprise Value / EBITDAX

QEP Current Price	$4.18

	2021E	2022E

Illustrative Standalone Price (Mid Cap Peers)	$5.39	$5.76

Illustrative Standalone Price (Small Cap Peers)	$6.44	$5.80

Forfeited Value Per QEP Share (Mid Cap Peers)	$1.21	$1.58
Upside from Current QEP Price	29%	38%

Forfeited Value Per QEP Share (Small Cap Peers)	$2.26	$1.62
Upside from Current QEP Price	54%	39%

Source: Bloomberg
Methodology: Reflects a similar relationship between QEP and Evercore's selected comparables as presented on page 87 of QEP's proxy statement.

"Voting AGAINST the current offer will send a message to Diamondback that it must pay fair value for QEP," said Mark Ort, Portfolio Manager at Glazer Capital. "Importantly, if QEP fails to receive support from stockholders representing a majority of QEP shares, it may, with Diamondback's consent, postpone the meeting to a later date, affording Diamondback the opportunity to improve its offer."

Glazer Capital believes in the strategic merits of combining QEP and Diamondback, two premier Permian Basin players, but believes that QEP shares are worth far more today than 0.05 shares of Diamondback. Glazer Capital has voted AGAINST the proposed acquisition of QEP by Diamondback and strongly urges QEP shareholders to vote AGAINST the proposed acquisition at the Special Meeting of QEP stockholders scheduled to be held on March 16, 2021.

About Glazer Capital, LLC

Founded by Paul J. Glazer in 1998, Glazer Capital LLC is a New York City based investment management firm specializing in investment strategies that are intended to be non-directional, market neutral, and liquid. Glazer Capital aims to achieve uncorrelated absolute returns in all market environments through its disciplined investment approach and research-driven methodology. The firm had assets under management of $2.4 billion as of March 1, 2021.

Investor Contacts

Pat McHugh / Jon Einsidler / Theresa Huang

Okapi Partners LLC

212-297-0720

info@okapipartners.com

Media Contacts

Zach Kouwe / Kendal Till

Dukas Linden Public Relations

646-808-3665

glazercapital@dlpr.com

FORWARD-LOOKING STATEMENTS

Certain statements contained in this letter, and the documents referred to in this letter, are "forward-looking statements" and are prospective. These statements may be identified by their use of forward-looking terminology such as the words "expects", "projects", "believes", "anticipates", "intends" or other similar words. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements are subject to inherent risks and uncertainties surrounding future expectations. Important factors that could cause actual results to differ materially from the expectations set forth in this letter include, among other things, the factors identified under the section entitled "Risk Factors" of QEP's proxy statement/prospectus for the special meeting and other risk factors contained in QEP's filings with the Securities and Exchange Commission. Such forward-looking statements should therefore be construed in light of such factors, and Glazer Capital is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

SOURCE Glazer Capital, LLC

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